Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

(in thousands of dollars, except for ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2009
Earnings:
Net income (loss)	$(26,775)	$(25,309)	$(40,241)	$49,126	$(15,842)	$(10,154)
Add: Combined fixed charges and preference dividends	1,271	1,622	1,008	1,073	1,549	405
Earnings as defined	$(25,504)	$(23,687)	$(39,233)	$50,199	$(14,293)	$(9,749)

Fixed Charges:
Interest expense	$929	$460	$—	$—	$555	$285
Estimated interest component of rent	342	320	343	388	453	120
Total fixed charges	$1,271	$780	$343	$388	$1,008	$405

Combined fixed charges and preference dividends:
Interest expense	$929	$460	$—	$—	$555	$285
Estimated interest component of rent	342	320	343	388	453	120
Deemed dividend	—	842	665	685	541	—
Total combined fixed charges and preference dividends	$1,271	$1,622	$1,008	$1,073	$1,549	$405

Ratio of earnings to fixed charges	—	—	—	129.4	—	—
Ratio of earnings to combined fixed charges and preference dividends	—	—	—	46.8	—	—

For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends, fixed charges consist of interest expense and an estimated interest component of rent, and combined fixed charges and preference dividends consist of fixed charges and deemed dividends on our Series A Preferred Stock and related warrant. Earnings consist of net income (loss) applicable to common stock shareholders before income taxes plus combined fixed charges and preference dividends. Earnings were insufficient to cover combined fixed charges and preference dividends by $26.8 million in 2004, $25.3 million in 2005, $40.2 million in 2006, $15.8 million in 2008, and $10.2 million for the three months ended March 31, 2009.